SUB-ITEM 77C: Submission of matter to a vote of security holders

(a)            Date of meeting and whether it was an annual or special meeting:

	Shareholders Entitled To Vote	Date of Meeting	Annual/Special Meeting
1	Shareholders of the JNL Money Market Fund	11/6/15	Special

(b)	Not Applicable

(c)	Describe each matter voted upon at the meeting and state the number of affirmative votes and the number of negative votes cast with respect to each matter:

	Special Meetings Held on November 6, 2015	Affirmative Votes	Votes Against/ Withheld	Abstentions

1	Shareholders of the JNL Money Market Fund Approval of certain fundamental policy and investment strategy changes to the Fund	3,053,842,087.850	0.000	0.000

(d)	Not Applicable.